Exhibit 99.1

Press Release

Total Joins the Mærsk Mc-Kinney Møller Center

for Zero Carbon Shipping

Paris, February 4, 2021 – Total joins today the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping as a strategic partner and accelerates its R&D program for carbon neutral shipping solutions in line with its commitment to work together with its key customers to get to Net Zero.

Based in Copenhagen, the Research and Development center is a private initiative, launched with the support of the A.P. Møller Foundation, to promote and contribute to the decarbonization of the maritime industry.

This partnership with allow Total to join forces with leading players across the shipping sector to develop new low-carbon alternative fuels and carbon neutrality solutions. As a member of the Advisory Board, Total will aim at providing strategic and technical guidance for the development of the Center activities.

“This partnership with the Mærsk Mc-Kinney Møller Center is completely aligned to our R&D marine fuels program aiming at net zero carbon emissions. By gathering shareholders across the full chain, this center will accelerate the development of sustainable solutions for shipping. Total will actively contribute to projects through secondments of technical experts and knowledge sharing. We truly look forward to this new collaboration.” underlines Marie-Noëlle Semeria, Chief Technology Officer, Total.

“We are very proud of this new cooperation, in line with our Climate Ambition to get to Net Zero by 2050. As a broad energy company, we are actively working on improving the environmental footprint of our customers in the maritime industry and today we reaffirm our support to this key sector. The Center will pave the way towards a greener shipping for the benefit of the whole industry as well as for our own chartering activities.” declares Luc Gillet, Senior Vice President Shipping, Total Trading & Shipping.

“We are very pleased to welcome Total as a strategic partner of our Center. Decarbonizing shipping can only be achieved through comprehensive collaboration across maritime and energy sectors. Total shares our vision of a zero-carbon maritime industry and acknowledgement of the vast effort required to get there. In joining the Center, they bring onboard vital experience and knowledge contributing to establish projects and activities that will accelerate the development of tomorrow’s solution.” says Bo Cerup-Simonsen CEO of Mærsk Mc-Kinney Møller Center.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping

The Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping is a not-for-profit, independent research- and development center working across the energy- and shipping sectors with industry, academia and authorities. With Partners, the Center create overview of viable decarbonization pathways, facilitate the development and implementation of new energy technologies; build confidence in new concepts and their supply chains; and accelerate the transition by defining and maturing viable strategic pathways to the required systemic change. The Center is placed in Copenhagen but work with partners globally.

The Center was founded in 2020 by American Bureau of Shipping, A.P. Moller - Maersk, Cargill, MAN Energy Solutions, Mitsubishi Heavy Industries, NYK Line and Siemens Energy and made possible by a start-up donation of DKK 400m by the A.P. Møller Foundation.

For more information go to www.zerocarbonshipping.com

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Contacts

Total

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Mærsk Mc-Kinney Møller Center

Media contact: Anne Katrine Bjerregaard

+45 20450191 / anne.katrine.bjerregaard@zerocarbonshipping.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.